VIA EDGAR AND E-MAIL

December 20, 2021

Division of Corporation Finance

Office of International Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Asset Management Inc. Registration Statement on Form F-3 File No. 333-261528

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Brookfield Asset Management Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced registration statement on Form F-3, File No. 333-261528 (the “Registration Statement”) be accelerated by the Commission so that such Registration Statement may become effective at 4 P.M. Eastern Time on Wednesday, December 22, 2021 or as soon thereafter as practicable.

If the staff of the Commission has any questions, please contact Christopher R. Bornhorst, Esq. of Torys LLP, counsel for the Registrant, at (212) 880-6047 or cbornhorst@torys.com. In addition, it would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Mr. Bornhorst and then send written confirmation to such counsel and the Registrant.

[Signature Page Follows]

Sincerely,

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

cc: Christopher R. Bornhorst, Esq.

Torys LLP